Exhibit 99.1

3SBio Inc. Announces Unaudited Third Quarter 2011 Results

Net revenues grew 27.5% year-on-year to RMB147.4 million (US$23.1 million)

Operating profits grew 48.7% year-on-year to RMB39.8 million (US$6.2 million)

Reiterates 2011 net revenues guidance of US$76-US$82 million

SHENYANG, CHINA — November 11, 2011 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2011.

Third Quarter 2011 Financial Highlights:

•                Total net revenues increased by 27.5% over the third quarter of 2011 to RMB147.4 million (US$23.1million), compared to RMB115.6 million (US$17.3 million) in the third quarter of 2010.

•                Operating income increased by 48.7% to RMB39.8 million (US$6.2 million), compared to operating income of RMB26.8 million (US$4.0 million) in the third quarter of 2010.

•                Net income attributable to 3SBio Inc. increased by 50.4% to RMB33.7 million (US$5.3 million), compared to net income of RMB22.4 million (US$3.4 million) in the third quarter of 2010.

•                Net income attributable to 3SBio Inc. per American Depositary Share (“ADS”) on a fully-diluted basis increased by 48.5% to RMB1.50 (US$0.23) compared to net income per ADS on a fully-diluted basis of RMB1.01 (US$0.15) for the third quarter of 2010.

•                Cash, cash equivalents and time deposits were RMB756.3 million (US$118.6 million, including restricted cash of RMB0.7 million) at September 30, 2011.

First Nine Months 2011 Financial Highlights:

•                Total net revenues increased by 26.6% over the first nine months of 2011 to RMB401.7 million (US$63.0 million), compared to RMB317.4 million (US$47.4 million) in the first nine months of 2010.

•                Operating income increased by 13.4% to RMB94.1 million (US$14.8 million), compared to operating income of RMB82.9 million (US$12.4 million) in the first nine months of 2010.

•                Net income attributable to 3SBio Inc. increased by 15.6% to RMB86.2 million (US$13.5 million), compared to net income of RMB74.6 million (US$11.1 million) in the first nine months of 2010.

•                Net income attributable to 3SBio Inc. per ADS on a fully-diluted basis increased by 13.0% to RMB3.83 (US$0.60) compared to net income per ADS on a fully-diluted basis of RMB3.39 (US$0.51) for the first nine months of 2010.

Third Quarter 2011 Business Highlights

Operations

•             EPIAO, the Company’s flagship injectable recombinant human erythropoietin (EPO) product, demonstrated strong growth with net revenue in the third quarter of 2011 rising 24.8% to RMB86.6 million (US$13.6 million), compared to RMB69.4 million (US$10.4 million) in the third quarter of 2010.

•             Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (TPO) product, increased by 28.6% to RMB46.0 million (US$7.2 million) in the third quarter of 2011, compared to RMB35.8 million (US$5.3 million) in the third quarter of 2010.

•             Net revenues for Iron Sucrose Supplement increased by 49.1% to RMB7.1 million (US$1.1 million) in the third quarter of 2011, compared to RMB4.8 million (US$0.7 million) in the third quarter of 2010.

•             Net export revenues increased by 56.7% to RMB5.3 million (US$0.8 million), accounting for 3.6% of total net revenue in the third quarter of 2011, compared to RMB3.4 million (US$0.5 million), or 2.9% of net revenues in the third quarter of 2010.  The increase was partly attributable to improved sales to Egypt.

Regulatory

•             The SFDA has provided feedback on the Nuleusin new product application submitted in 2008. The SFDA requested additional trials for Nuleusin with increased patient numbers. Due to the extended review period, additional costs and changes to the competitive landscape since our original submission, the company has decided to suspend its support for additional clinical trials and will reallocate resources to other pipeline candidates with larger market potential.

Dr. Jing Lou, chief executive officer of 3SBio, commented:  “We are pleased to see continued strong sales growth driven by improved patient access to renal care and growing use of EPIAO in the treatment of chemotherapy related anemia, where EPIAO remains the only EPO approved for this indication.  Preparations are underway for the launch of high dosage 36,000 IU EPIAO which will contribute to the growing awareness of EPIAO’s quality of life benefits for patients undergoing chemotherapy treatment. We are also seeing meaningful sales contributions from the recent launch of TPIAO for ITP, a treatment for immune thrombocytopenia approved by the SFDA in March. Export sales have accelerated since the completion of our new state-of-the-art manufacturing facility, with demand from markets such as Egypt and Thailand driven by our compelling value proposition of world-class biological medicines at competitive prices.  We reiterate our full year guidance of US$76-82 million.”

Three Months Ended September 30, 2011 Unaudited Financial Results

Net revenues. Net revenues increased by 27.5% to RMB147.4 million (US$23.1 million) for the third quarter of 2011 from RMB115.6 million (US$17.3 million) for the same period in 2010. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 24.8% and 28.6%, respectively, over the same period in 2010. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for an all-time high of 31.2% of total net revenues. Export sales increased by 56.7% year-on-year to RMB5.3 million (US$0.8 million), and revenues from Iron Sucrose rose by 49.1% year-on-year to RMB7.1 million (US$1.1 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the third quarter of 2011 increased by 28.8% to RMB134.1 million (US$21.0 million) from RMB104.1 million (US$15.6 million) for the same period in 2010. Gross margins increased 0.9% to 91.0% for the third quarter of 2011 from 90.1% for the same period in 2010. The increase was mainly attributable to enhanced capacity utilization and improved production efficiency of the new plant.

Operating expenses. Operating expenses were RMB94.3 million (US$14.8 million) for the third quarter of 2011, representing an increase of 22.0% from RMB77.3 million (US$11.6 million) for the same period in 2010.

•                  Research and development (“R&D”) costs.  R&D costs for the third quarter of 2011 were RMB10.6 million (US$1.7 million), or 7.2% of net revenues, compared to RMB11.8 million (US$1.8 million), or 10.2% of net revenues, for the same period in 2010. The decrease in R&D expenses is primarily attributable to higher third quarter 2010 expenses related to the cancer therapeutics developed in collaboration with Ascentage Pharma, total expense of which was RMB4.8 million, compared to RMB1.5 million for the third quarter of 2011.

•                  Sales, marketing and distribution expenses.  Sales, marketing and distribution expenses for the third quarter of 2011 were RMB68.2 million (US$10.7 million), or 46.3% of net revenues, compared to RMB53.0 million (US$7.9 million), or 45.9% of net revenues, for the same period in 2010. The increase is mainly attributable to expanded sales and marketing activities, including new product launch initiatives for TPIAO for ITP, as well as the municipal tax and education surcharges levied as a result of the change in the China tax regulation effective from December 2010.

•                  General and administrative expenses. General and administrative expenses for the third quarter of 2011 were RMB15.5 million (US$2.4 million), or 10.5% of net revenues, compared to RMB12.5 million (US$1.9 million), or 10.8% of net revenues for the same period in 2010.

Operating income.  Operating income was RMB39.8 million (US$6.2 million) for the third quarter of 2011, a 48.7% increase from operating income of RMB26.8 million (US$4.0 million) for the same period in 2010. Operating margin for the third quarter of 2011 was 27.0%, a 3.8% increase from operating margin of 23.2% for the same period in 2010. The increase in operating margin is primarily due to enhanced capacity utilization, improved production efficiency and lower R&D expenses.

Interest income. Net interest income was RMB5.0 million (US$0.8 million) for the third quarter of 2011, compared to RMB3.9 million (US$0.6 million) for the same period in 2010. The increase is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income attributable to 3SBio Inc.. Net income attributable to 3SBio Inc. was RMB33.7 million (US$5.3 million) for the third quarter of 2011, a 50.4% increase over net income of RMB22.4 million (US$3.4 million) for the same period in 2010. Net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for the third quarter of 2011 increased to RMB1.50 (US$0.23) compared to RMB1.01 (US$0.15) for the same period in 2010. Net margin for the third quarter of 2011 was 22.9%, a 3.5% increase over net margin of 19.4% for the same period in 2010.

Nine Months Ended September 30, 2011 Unaudited Financial Results

Net revenues. Net revenues increased by 26.6% to RMB401.7 million (US$63.0 million) for the first nine months of 2011 from RMB317.4 million (US$47.4 million) for the same period in 2010. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 24.4% and 28.8%, respectively, over the same period in 2010. TPIAO remained 3SBio’s second largest revenue contributor in the first nine months, accounting for an all-time high of 31.4% of total net revenues. Export sales increased by 50.0% year-on-year to RMB14.1 million (US$2.2 million), and revenues from Iron Sucrose rose 36.2% year-on-year to RMB18.2 million (US$2.8 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the first nine months of 2011 increased by 24.5% to RMB358.5 million (US$56.2 million) from RMB288.1 million (US$43.1 million) for the same period in 2010. Gross margins declined by 1.5% to 89.2% for the first nine months of 2011 from 90.7% for the same period in 2010. The decline was mainly attributable to new plant depreciation and increased material, labor and energy costs.

Operating expenses. Operating expenses were RMB264.5 million (US$41.5 million) for the first nine months of 2011, representing an increase of 28.9% from RMB205.1 million (US$30.7 million) for the same period in 2010.

•                  Research and development (“R&D”) costs.  R&D costs for the first nine months of 2011 were RMB29.1 million (US$4.6 million), or 7.2% of net revenues, compared to RMB22.2 million (US$3.3 million), or 7.0% of net revenues, for the same period in 2010. The increase in R&D expenses is primarily attributable to NuPIAO, our second generation version of EPIAO and an anti-TNF compound that targets rheumatoid arthritis, psoriasis and other inflammatory disorders.

•                  Sales, marketing and distribution expenses.  Sales, marketing and distribution expenses for the first nine months of 2011 were RMB188.9 million (US$29.6 million), or 47.0% of net revenues, compared to RMB143.8 million (US$21.5 million), or 45.3% of net revenues, for the same period in 2010.  The increase is mainly attributable to expanded sales and marketing activities, including new product launch initiatives for TPIAO for ITP as well as the municipal construction tax and education surcharges levied as a result of the change in the China tax regulation effective from December 2010.

•                  General and administrative expenses. General and administrative expenses for the first nine months of 2011 were RMB46.5 million (US$7.3 million), or 11.6% of net revenues, compared to RMB39.1 million (US$5.8 million), or 12.3% of net revenues for the same period in 2010.

Operating income.  Operating income was RMB94.1 million (US$14.8 million) for the first nine months of 2011, a 13.4% increase from operating income of RMB82.9 million (US$12.4 million) for the same period in 2010. Operating margin for the first nine months of 2011 was 23.4%, a 2.7% decline from operating margin of 26.1% for the same period in 2010. The decline in operating margin is primarily due to increased depreciation expenses related to the new plant and increased R&D and sales, marketing and distribution expenses.

Interest income. Net interest income was RMB13.8 million (US$2.2 million) for the first nine months of 2011, compared to RMB9.7 million (US$1.5 million) for the same period in 2010. The increase is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income attributable to 3SBio Inc.. Net income attributable to 3SBio Inc. was RMB86.2 million (US$13.5 million) for the first nine months of 2011, a 15.6% increase over net income of RMB74.6 million (US$11.1 million) for the same period in 2010. Net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for the first nine months of 2011 increased to RMB3.83 (US$0.60) compared to RMB3.39 (US$0.51) for the same period in 2010. Net margin for the first nine months of 2011 was 21.5%, a 2.0% decrease over net margin of 23.5% for the same period in 2010.

Conference Call

3SBio’s senior management will host a conference call on Friday, November 11, 2011 at 5:00am (US Pacific) / 8:00am (US Eastern) / 9:00pm (Beijing) to discuss its unaudited third quarter 2011 results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 20435297

Local dial-in:
China landline: 800-819-0121
China mobile: 400-620-8038
Hong Kong : 852-2475-0994
United States: 718-354-1231

International toll-free dial-in:
Hong Kong:  800930346
United States:  1-866-519-4004
United Kingdom:  080-8234-6646

International toll dial-in: 65 6723 9381

Replay- Conference ID: 20435297
A telephone replay will be available two hours after the call until November 19, 2011 at:
International:  61-2-8235-5000
United States: 1-866-214-5335

Webcast
A live webcast of the conference will be available on the investor relations section of 3SBio’s website at www.3sbio.com and at http://www.media-server.com/m/p/6f58cija.

A replay of the webcast will be available within one hour after the conclusion of the call.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in the Company’s annual report on Form 20-F for the year ending December 31, 2011. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.3780 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  A rate of 6.6905 was used for comparative purposes as of September 30, 2010, which was the noon buying rate for US dollars on that date for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China.  Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases.  With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 700 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Cautionary Statement concerning Forward Looking Statements

Certain statements in the disclosures of 3SBio with respect to  the fiscal year 2011 and the third quarter (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by 3SBio with respect to the fiscal year 2011 and the third quarter.

These forward-looking statements address activities, events, conditions, or developments that we currently expect may occur in the future, and include, but may not be limited to, discussions and statements regarding: revenue guidance, business prospects, exports prospects, product pricing trends, revenue contribution of new products, tendering process in government procurements, regulatory approval in new markets, business objectives, market size , dialysis growth, product development,  clinical trial progress, regulatory approval process, collaborations, acquisitions and licensing, impact of government policies and regulations, production capacity, capital expense, and future operations and strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative thereof.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available, and actual results could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause 3SBio’s actual results to differ from what 3SBio currently anticipates may include: government policies, actions and measures; evolving healthcare reform at the central and the provincial government level in China; regulatory environment and other risks in a new market; regulatory compliance risk; the ability of 3SBio or any source it relies on to estimate or forecast accurately; competition from other domestic and foreign pharmaceutical companies; the market growth for pharmaceutical products in China; market acceptance of 3SBio products; hospital or patient demand for our products; the completion and results of 3SBio’s ongoing clinical trials; receipt and timing of regulatory approvals for 3SBio’s new products and indications; risks associated with collaborations, licensing, and acquisitions; risks in seeking international certification and approvals; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; other changes in the healthcare industry and in the health insurance system in China; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions that may affect 3SBio’s business, financial conditions and results of operations, please refer to 3SBio’s filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction — Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2010.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on our website or otherwise. 3SBio undertakes no obligation to update or revise these statements after the date of release, whether as a result of new information, subsequent events or otherwise, except as required by law.

Investor Contacts
Bo Tan	Tel: + 86 24 2581-1820
Chief Financial Officer	ir@3SBio.com
3SBio Inc.

Tom Folinsbee	Tel: + 852 8191-6991
Director of Investor Relations	ir@3SBio.com
3SBio Inc.

3SBio Inc.

Consolidated balance sheets

(expressed in thousands)

	December 31 2010	September 30 2011	September 30 2011
	RMB	RMB	US$
		(unaudited)	(unaudited)
Assets

Current assets

Cash and cash equivalents	153,250	154,108	24,162
Restricted cash	1,662	664	104
Time deposits with financial institutions	378,405	531,540	83,340
Accounts receivable, less allowance for doubtful accounts:
December 31, 2010 — RMB2,663; September 30, 2011 — RMB2,559 (US$401)	78,500	123,550	19,371
Notes receivable	55,646	37,465	5,874
Inventories	21,718	26,480	4,152
Prepaid expenses and other receivables	39,390	22,339	3,503
Available-for-sale securities	50,667	22,642	3,550
Prepaid to related parties	12,000	7,500	1,176
Deferred tax assets	2,198	3,299	517

Total current assets	793,436	929,587	145,759

Time deposits with financial institutions	120,000	70,000	10,975
Available-for-sale securities	12,697	10,817	1,696
Investment in non-consolidated affiliates	3,835	3,054	479
Property, plant and equipment, net	199,456	199,268	31,243
Lease prepayments	8,188	7,923	1,242
Non-current deposits	1,555	9,515	1,492
Intangible assets, net	44,299	50,540	7,924
Long term receivables, less allowance for doubtful accounts:
December 31, 2010 - RMB 858; September 30, 2011 - RMB818 (US$128)	2,558	3,286	515
Deferred tax assets	373	294	46

Total assets	1,186,397	1,284,284	201,361

Liabilities and shareholders’ equity

Current liabilities

Accounts payable	5,030	5,119	803
Deferred grant income	1,374	374	59
Accrued expenses and other payables	39,552	49,073	7,695
Income tax payable	1,986	8,828	1,384

Total current liabilities	47,942	63,394	9,941

Deferred grant income	2,402	2,123	333

Total liabilities	50,344	65,517	10,274

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 152,654,148 and 153,516,784 issued and outstanding as of December 31, 2010 and September 30, 2011, respectively	123	123	19
Additional paid-in capital	946,717	966,525	151,540
Accumulated other comprehensive loss	(89,531)	(124,156)	(19,468)
Retained earnings	278,744	364,975	57,224

Total 3SBio Inc. shareholders’ equity	1,136,053	1,207,467	189,315
Non-controlling interests	—	11,300	1,772
Total equity	1,136,053	1,218,767	191,087

Total liabilities and shareholders’ equity	1,186,397	1,284,284	201,361

3SBio Inc.

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Three Months Ended		For the Three Months Ended
	September 30, 2010		September 30, 2011
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	69,390	10,365	86,566	13,573
TPIAO	35,761	5,345	46,002	7,213
Intefen	1,603	240	1,305	205
Inleusin	542	81	563	88
Iron sucrose	4,767	713	7,107	1,114
Export	3,408	509	5,339	837
Others	140	21	483	76

Total net revenues	115,571	17,274	147,365	23,106
Cost of revenues	(11,462)	(1,713)	(13,228)	(2,074)

Gross profit	104,109	15,561	134,137	21,032

Operating expenses
Research and development costs	(11,793)	(1,763)	(10,628)	(1,666)
Sales, marketing and distribution expenses	(53,015)	(7,924)	(68,217)	(10,696)
General and administrative expenses	(12,520)	(1,871)	(15,482)	(2,427)

Total operating expenses	(77,328)	(11,558)	(94,327)	(14,789)

Operating income	26,781	4,003	39,810	6,243

Interest income	3,939	589	5,024	788
Grant income	94	14	304	48
Loss from investment in non-consolidated affiliates	(342)	(51)	(801)	(126)
Other income, net	59	9	(2,122)	(333)
Total other income, net	3,750	561	2,405	377

Income before income tax expense	30,531	4,564	42,215	6,620
Income tax expense	(8,107)	(1,212)	(8,448)	(1,325)
Net income	22,424	3,352	33,767	5,295
Less: net income attributable to non-controlling interests	—	—	(50)	(8)
Net income attributable to 3SBio Inc.	22,424	3,352	33,717	5,287

Net income attributable to 3SBio Inc. per share:
Basic	0.15	0.02	0.22	0.03
Diluted	0.14	0.02	0.21	0.03
Basic weighted average number of shares outstanding	151,113,565	151,113,565	153,432,948	153,432,948
Diluted weighted average number of shares outstanding	155,139,389	155,139,389	157,836,261	157,836,261

Net income attributable to 3SBio Inc. per ADS:
Basic	1.04	0.16	1.54	0.24
Diluted	1.01	0.15	1.50	0.23
Basic weighted average number of ADSs outstanding	21,587,652	21,587,652	21,918,993	21,918,993
Diluted weighted average number of ADSs outstanding	22,162,770	22,162,770	22,548,037	22,548,037

3SBio Inc.

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Nine Months Ended		For the Nine Months Ended
	September 30, 2010		September 30, 2011
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	189,359	28,303	235,542	36,930
TPIAO	97,881	14,630	126,033	19,761
Intefen	4,176	624	3,875	608
Inleusin	1,575	235	1,933	303
Iron sucrose	13,344	1,994	18,168	2,849
Export	9,390	1,403	14,085	2,208
Others	1,714	258	2,096	329

Total net revenues	317,439	47,445	401,732	62,988
Cost of revenues	(29,389)	(4,393)	(43,188)	(6,771)

Gross profit	288,050	43,052	358,544	56,217

Operating expenses
Research and development costs	(22,216)	(3,321)	(29,064)	(4,557)
Sales, marketing and distribution expenses	(143,818)	(21,495)	(188,891)	(29,616)
General and administrative expenses	(39,093)	(5,843)	(46,519)	(7,294)

Total operating expenses	(205,127)	(30,659)	(264,474)	(41,467)

Operating income	82,923	12,393	94,070	14,750

Interest income	9,734	1,455	13,751	2,156
Grant income	281	42	1,491	234
Loss from investment in non-consolidated affiliates	(468)	(70)	(781)	(122)
Other income, net	921	138	(557)	(87)
Total other income, net	10,468	1,565	13,904	2,181

Income before income tax expense	93,391	13,958	107,974	16,931
Income tax expense	(18,792)	(2,809)	(21,693)	(3,401)
Net income	74,599	11,149	86,281	13,530
Less: net income attributable to non-controlling interests	—	—	(50)	(8)
Net income attributable to 3SBio Inc.	74,599	11,149	86,231	13,522

Net income attributable to 3SBio Inc. per share:
Basic	0.49	0.07	0.56	0.09
Diluted	0.48	0.07	0.55	0.09
Basic weighted average number of shares outstanding	150,898,177	150,898,177	153,053,866	153,053,866
Diluted weighted average number of shares outstanding	153,894,144	153,894,144	157,583,783	157,583,783

Net income attributable to 3SBio Inc. per ADS:
Basic	3.46	0.52	3.94	0.62
Diluted	3.39	0.51	3.83	0.60
Basic weighted average number of ADSs outstanding	21,556,882	21,556,882	21,864,838	21,864,838
Diluted weighted average number of ADSs outstanding	21,984,877	21,984,877	22,511,969	22,511,969